UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

STRAIGHT PATH COMMUNICATIONS INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

862578101

(CUSIP Number)

Howard S. Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,556 8 SHARED VOTING POWER 1,546,169 9 SOLE DISPOSITIVE POWER 1,556 10 SHARED DISPOSITIVE POWER 1,546,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D

1	NAME OF REPORTING PERSONS Howard S. Jonas 2017 Annuity Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 1,403,349 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 1,403,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14	TYPE OF REPORTING PERSON OO

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SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of Class B common stock, par value $.01 per share (the “Shares”), of Straight Path Communications Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 5300 Hickory Park Drive, Suite 218, Glen Allen, VA 23059.

Item 2. Identity and Background

This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Mr. Howard S. Jonas, 520 Broad St., Newark, NJ 07102, the Trustor of the Company’s controlling stockholder, The Patrick Henry TR DTD July 31 2013, a trust formed under the laws of Nevada (“The Patrick Henry Trust”). The Trustee of The Patrick Henry Trust is Alliance Trust Company LLC, a limited liability company organized and existing under the laws of the State of Nevada. Along with the Trustor, The Patrick Henry Trust shares the power to vote or to direct the vote of 787,163 shares of the Company’s Class A common stock held by it and shares the power to dispose or to direct the disposition of those 787,163 shares. The Shares represent the sole assets of The Patrick Henry Trust; and (2) the Howard S. Jonas 2017 Annuity Trust (the “Annuity Trust”). Howard Jonas is the Grantor Retained Annuity Trustee of the Annuity Trust for the benefit of his children and he does not beneficially own the Shares.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding. During the last five years, none of the Reporting Persons were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and they are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Howard Jonas is the beneficial owner of 1,547,725 Shares consisting of: (i) 142,820 Shares held by the Jonas Foundation; (ii) 1,403,349 held by the Annuity Trust; and (iii) an aggregate of 1,556 Shares held in custodial accounts for the benefit of certain children of Howard Jonas (of which Howard Jonas is the custodian). The foregoing does not include 83,478 Shares beneficially owned by trusts for the benefit of the children of Mr. Jonas, as Mr.  Jonas does not exercise or share voting or investment control of these shares. .

(b) Along with Mr. Jonas, the Annuity Trust shares the power to vote or to direct the vote of 1,403,349 Shares held by it and shares the power to dispose or to direct the disposition of those 1,403,349 Shares.

(c) On April 6, 2017, The Patrick Henry Trust gifted 1,403,349 Shares to the Howard S. Jonas 2017 Annuity Trust.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2017

/s/ Howard S. Jonas
Howard S. Jonas

By:	Howard S. Jonas 2017 Annuity Trust

/s/ Howard S. Jonas
Howard S. Jonas
Trustee

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